Exhibit 99

ISSG Announces Dividend to Shareholders
Wednesday May 10, 10:51 am ET

Dial-A-Cup Presented on National Primetime Television

VAN NUYS, Calif.--(BUSINESS WIRE)--May 10, 2006--ISSG, Inc. (OTCBB:ISGI - News) today announced that its wholly-owned subsidiary, Dial-A-Cup, appeared on ABC's 'American Inventor' on April 6, 2006. It received unanimous approval by the panel of judges and was sent to the next round.

Information on the show can be found here: http://abc.go.com/primetime/americaninventor/

Dial-A-Cup Corporation has developed a revolutionary, patented hot water dispensing system that will brew one fresh cup of coffee, tea, hot chocolate, soup, etc. on demand. The appliance features a rotating cylinder with six (6) individual compartments, each with its own permanent filter. The Dial-A-Cup appliance design allows the consumer to continue to use the brand of coffee they currently use in their drip coffee pots. Dial-A-Cup expects the Underwriter's Laboratories (UL) testing of its appliance to be completed by mid-June.

After the recently announced merger with Advantage Investment Strategies ("AIS") is completed, ISSG intends to spin off Dial-A-Cup into its own public-traded entity and distribute ISSG's stake to its shareholders as a dividend. The AIS merger is anticipated to close in the second quarter of 2006.

Advantage Investment Strategies (AIS) is a registered broker-dealer with the U.S. Securities and Exchange Commission and a member of the National Association of Securities Dealers. Located in Irvine, California, AIS provides investment banking, brokerage, and trading services to corporate, institutional, and private clients.

Forward Looking Statements: The statements in this press release regarding the expected time frame for closing of the merger, benefits of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, the ability of ISGI to close the merger, NASD approval of the change in control, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. ISSG undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

ISSG, Inc.

Terence Davis, 818-988-5532

Source: ISSG, Inc.